Filed by PBRELF I, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trinity Merger Corp.
Commission File No: 001-38488
 Investor PresentationOctober 2019  Broadmark realty Capital

 Disclaimer  This presentation contemplates the business combination (the “Business Combination”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) among Trinity Merger Corporation, a Delaware corporation (“Trinity”), Trinity Sub Inc., a Maryland corporation and wholly-owned subsidiary of Trinity (“PubCo”), Trinity Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Merger Sub I”), Trinity Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of PubCo (“Merger Sub II” and, together with Trinity, PubCo and Merger Sub I, the “Trinity Parties”), PBRELF I, LLC, a Washington limited liability company (“PBRELF I”), BRELF II, LLC, a Washington limited liability company (“BRELF II”), BRELF III, LLC, a Washington limited liability company (“BRELF III”), and BRELF IV, LLC, a Washington limited liability company (“BRELF IV” and, together with PBRELF I, BRELF II and BRELF III, the “Companies” and each a “Company”), Pyatt Broadmark Management, LLC, a Washington limited liability company (“MgCo I”), Broadmark Real Estate Management II, LLC, a Washington limited liability company (“MgCo II”), Broadmark Real Estate Management III, LLC, a Washington limited liability company (“MgCo III”), and Broadmark Real Estate Management IV, LLC, a Washington limited liability company (“MgCo IV” and, together with MgCo I, MgCo II and MgCo III, the “Management Companies” and each a “Management Company” and, together with the Companies, “Broadmark” or the “Company Group”).This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Trinity, any company forming a part of Broadmark or any of their respective affiliates. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or as a recommendation with respect to the voting, purchase or sale of any security or as to any other matter.Each Company originates private loans secured exclusively by real estate located in certain geographic areas, and the company resulting from the proposed business combination discussed herein expects to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The private real estate lending business of the Companies is speculative and involves substantial risks, including but not limited to, illiquidity, interest rate, reinvestment, prepayment and default risks. Investors should make their own independent investigation of Trinity and the Company Group before investing in any securities.  The information presented herein is not a complete description and is not an offer to buy or sell any securities of any Company.  Broadmark Capital, LLC (“Broadmark Capital”) is a registered broker-dealer and FINRA/SIPC member.  Broadmark Capital’s owners and executives are also owners of the management companies of the Companies. Broadmark Capital and its affiliated entities receive fees for originating, underwriting and servicing mortgage loans and other fees that could result in certain conflicts of interest.    Certain terms not defined in the presentation have the definitions given to them in the Merger Agreement or the Registration Statement on Form S-4 filed with the SEC by PubCo, as the case may be.PAST PERFORMANCE IS NO GUARANTEE OF FUTURE PERFORMANCE.

 Disclaimer  Cautionary Statement Concerning Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, conveying the expectations of management of Trinity and/or the Company Group as to the future based on plans, estimates and projections at the time Trinity and/or the Company Group makes the statements. Forward-looking statements involve inherent significant risks and uncertainties and Trinity and the Company Group caution you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this presentation include, but are not limited to, statements related to the proposed business combination between Trinity and the Company Group and the proposed terms thereof, the Company Group’s business, industry, strategy and ability to grow, the anticipated future business and financial performance of the combined company following the Business Combination, the anticipated timing of the transactions described herein, the ability to complete the transactions on the terms and within the timeframe contemplated herein, the ability to finance the Business Combination and any investor redemptions, the ability of the parties to the transaction to satisfy the closing conditions to the transaction, and the potential impact the transactions contemplated hereby will have on Trinity and the Company Group and their respective businesses. Forward looking statements can be identified by terms such as “believes,” “plans,” “intends,” “targets,” “will,” “expects,” “suggests,” “anticipates,” “outlook,” “continues,” “projects,” “forecasts” and similar expressions. The forward-looking statements contained in this presentation are based on Trinity’s and/or the Company Group’s current expectations about future events and trends that it believes may affect Trinity’s, the Company Group’s or the combined company’s financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. You should not place undue reliance upon forward-looking statements as predictions of future events. Although Trinity and the Company Group believe that the expectations reflected in the forward-looking statements contained herein are reasonable, no guarantee can be made as to future results, performance or achievements. Factors that could cause Trinity’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to, the level of redemptions by Trinity’s and/ or the Company Group’s investors in connection with the proposed transaction; the ability to complete the private placement financing contemplated to occur concurrently with the closing of the business combination, the ability of Trinity to obtain the contemplated amendment to the terms of its outstanding warrants, changes in estimates regarding the future business and financial performance of the Company Group or the combined company; changes in expectations with respect to the closing of the business combination transaction or the timing thereof; the ability to retain Company Group’s customers and financing sources following any business combination; unanticipated changes in laws, regulations, or other industry standards affecting Trinity or the Target and the factors described under “Risk Factors” in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”). The forward-looking statements included in this document are made as of the date of this presentation. Trinity and the Target disclaim any duty to update any of these forward-looking statements after the date of this presentation.

 Disclaimer  Use of Projections The projections included below are forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. They are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the projections were not prepared in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of the Trinity Parties and Broadmark with respect to, among other things, general economic, market, interest rate and financial conditions, the availability and cost of capital for future investments, the timing of borrowers repaying mortgage investments, competition within Broadmark’s markets, real estate and market conditions, and those risks and uncertainties described in the Form S-4 filed with the SEC. See “Cautionary Statement Concerning Forward-Looking Statements” above and “Risk Factors” in the Form S-4. The projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information or GAAP.None of the assumptions underlying the projections may be realized, and they are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Trinity and the Company Group. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may materially differ. For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of the information set forth below should not be regarded as an indication that the projections will be an accurate prediction of future events, and they should not be relied on as such. None of the Trinity Parties, the Company Group or any of their respective affiliates, advisors or other representatives has made, or makes, any representation to any stockholder regarding the information contained in the projections and, except as required by applicable securities laws, neither Trinity nor the Company Group intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.  Non-GAAP Financial Information This presentation includes financial measures and other non-GAAP financial information that is calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”), such as Core Earnings and Adjusted Net Income. Any non-GAAP financial measures and other non-GAAP financial information used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial measures prepared in accordance with GAAP. Non-GAAP financial measures and other non-GAAP financial information is subject to significant inherent limitations. The non-GAAP financial measures and other non-GAAP financial information presented herein may not be comparable to similar non-GAAP measures presented by other companies. Market and Industry Data  Market data and industry data used throughout this presentation is based on information derived from third party sources, Trinity and Broadmark management’s knowledge of their respective industries and businesses and good faith estimates of Trinity and Broadmark management. While Trinity and Broadmark management believe that the third party sources from which market and industry data has been derived are reputable, Trinity and Broadmark have not independently verified such market and industry data, and you are cautioned not to give undue weight to such market and industry data. Important Information About the Proposed Transaction and Where to Find It In connection with the proposed business combination transaction, PubCo has filed a Registration Statement on Form S-4, which includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents will be mailed to security holders of Trinity and Broadmark. Security holders of Trinity and Broadmark are advised to read the preliminary proxy statement/prospectus, and amendments thereto, in connection with the solicitation of proxies to approve the proposed transaction and related matters because the proxy statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to security holders as of a record date to be established for voting on the proposed transaction or delivering consents, as applicable. Security holders will also be able to obtain copies of the Registration Statement and joint proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813 or c/o Broadmark Capital, LLC, 1420 5th Avenue, Suite 2000, Seattle, WA 98101, as the case may be. Participants in Solicitation Trinity and Broadmark and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity's and Broadmark's security holders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity directors and officers in Trinity's filings with the SEC, including Trinity's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and in the Registration Statement on Form S-4 filed with the SEC by PubCo, which includes the joint proxy statement/prospectus for the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Broadmark’s directors and managers in the Registration Statement on Form S-4 filed with the SEC by PubCo.INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF ANY OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OR SOLICITATION OF ANY SECURITIES OR SOLICITATION OF ANY PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR THE PROPOSED BUSINESS COMBINATION

 Transaction Summary Overview  ~$359 million SPAC(1) with real estate industry focusDeep knowledge of credit and mortgage marketsHighly experienced transactional executive team  ~$25 billion global institutional asset management firm with core investment strategies including credit and real estate$75 million PIPE investment into Broadmark Realty Capital at Reference Price estimated to be $10.45 per share(1)(2)          Short-term, secured real estate lender since 2010$1.03 billion active loan portfolio comprised of 264 loans in ten states and DC(3)16%+ annualized weighted average all-in loan rate(4)No debt      Creates scalable public platform with growth potential that is well positioned to create shareholder value  Note: See Appendix VIII for footnotes

 Note: All information presented is on an unaudited and cash basis. Forward looking statements are subject to significant risks and uncertainties. See “Disclaimer” and ‘Appendix II”. Financial information was not prepared in accordance with SEC rules and GAAP.Note: See Appendix VIII for footnotes   Formation of a publicly-traded unlevered internally managed mortgage REIT through the acquisition of Broadmark’s four real estate lending Companies and internalization of its four Management CompaniesExpected equity value of ~$1.5 billion(5)Expect to target initial annual dividend of $1.15 - $1.20 per share (11.0% - 11.5% yield at Reference Price of $10.45 per share)(1)(6)$75 million PIPE investment from Farallon at Reference Price(1)(2)Trinity Sponsor will forfeit 3.8 million, or 44.1%, of its 8.6 million founder shares and 7.2 million, or 58.0%, of its 12.4 million private placement warrantsProposed warrant amendment strategy removes anti-dilution provision for all warrants and effectively eliminates 75% of Public and PIPE Warrants with a cash payment equal to $1.60 per warrant(10) Internalization aligns interests of management with shareholders and offers REIT significant economies of scale going forward Transaction structure expected to provide opportunity to receive additional fees from future private capital managed by the mortgage REITExpected close: 4Q 2019  Total consideration to Broadmark of $1,069 million$152.5 million net purchase price of Management Companies after payment of $10 million for fees related to the termination of certain referral agreements (4.6x estimated June’19 TTM Adjusted Net Income equal to $33.1 million(7), significant discount to 10-15x valuation of publicly traded asset managers(8))~60% / 40% cash to stock consideration~$907 million of Combined Companies Members’ Equity(9) following October 1, 2019 redemption date (Broadmark Company Members’ last redemption opportunity prior to closing) Well above minimum Combined Companies Members’ Equity hurdle of $800 million as determined in the Merger Agreement  transaction OVERVIEW  TRANSACTION SUMMARY  USE OF PROCEEDS  MANAGEMENT AND BOARD  Current Broadmark management to continue to run the businessJoseph Schocken and Jeffrey Pyatt will serve on the board of directors of the combined company; Trinity’s Sponsor to appoint 2 out of 7 directors  TRANSACTION CONSIDERATION  Transaction proceeds will be used to pay portion of Management Companies’ purchase price, the warrant amendment payment, investor redemptions, if any, and transaction fees and expensesRemaining proceeds, currently estimated to be $229 million, will be invested into new loans(11)

 Broadmark Overview  Section 1

 Broadmark REALTY CAPITAL Overview  ~$1.5 billion(5) internally managed unlevered mortgage REIT making short-term, high yielding, highly-secured loans to real estate developers / investors:~$2.0 billion face amount of loans originated since inception comprising 1,005 loans(12)~$1.1 billion total current face amount of loans, of which ~$722 million is funded(12)264 active loans to over 200 borrowers across 10 states and DC(12)(13)16.8% annualized weighted average all-in loan rate(4)(12)$4.1 million average loan size and 10.1 month weighted average initial term(12)(14)$229 million in cash post transaction to fund ~$200 million loan pipeline in existing active markets (5 states)(11)(12)Capitalizes on significant demand for construction financing previously provided by commercial banksTarget geographic markets exhibiting favorable demographic trends and primarily non-judicial foreclosure laws Rigorous underwriting and strict loan processesMaximum loan-to-value (“LTV”) of up to 65% of the appraised value of the underlying collateral as determined by independent appraiser at the time of the origination(15)Minimal loss history, ~$0.4 million, or ~0.02% of total loans, in realized losses since inception(12)(16)Conservative balance sheet with 100% equity capitalization Proven 100+ month track record of delivering unlevered annualized distributions of 10-11% paid monthlyExperienced, well-regarded senior leadership with over 100 years of combined experienceSignificant avenues for future growth including continued expansion in existing and new geographies and private capital raising  Note: See Appendix VIII for footnotes

   Proven track record of delivering consistent unlevered annualized distributions of 10-11% paid monthly(12)(17) via a diversified portfolio of loans  Significant avenues for future growth including continued expansion in existing and new geographies and increased access to capital while utilizing no debt through an internally managed structure  Strong growth track record: private capital raising record for real estate lending through a broad network of real estate investors and relationships with over 50 Registered Investment Advisors (“RIAs”)  Targets states with favorable demographic trends and primarily non-judicial foreclosure laws: currently has loans in ten states plus the District of Columbia(13) and is planning select expansion into additional states providing significant growth opportunity  Investment Highlights  7  Highly profitable lender with a strong management team with multi-year track record   Established competitive advantage through its reputation and proprietary network to source high-quality loans with sizable origination fees and double digit stated rates at low LTVs  1  2  3  4  5      6  Minimal losses incurred since inception  Note: See Appendix VIII for footnotes

   1. PROVEN Track record  Rapid AUM Growth + Steady 10-11% Distributions(18)(19)    2010   Year Founded  $0.9 billion  Members’ Equity(9)  65%  Maximum LTV(15)  10-11%  Unlevered Annualized Distributions  264  Active Loans in Ten States and DC(13)  Seattle  Corporate Headquarters  Key Facts  40  Team Members  $2.0 billion  Originations Since Formation(13)  $0  DebtOutstanding  Significant Revenue Growth  $33.1 million  Management Companies Adjusted Net Income June 2019 TTM(7)  Avg. 12 Mo. Yield    PBRELF I   10.9%  BRELF II  11.1%  Note: See Appendix VIII for footnotes

 1. PROVEN Track record (Cont’d)  Note: As of June 30, 2019. Figures are unaudited and reflect average cash distributions and year, assume reinvestment, and are net of fees   PBRELF I   BRELF II  Historical Monthly Cash Distributions    Jan  Feb  Mar  April  May   June  July  Aug  Sep  Oct  Nov  Dec  Avg.  Year  2010                0.98%   0.95%   0.90%   0.33%   0.90%   0.81%  4.06%  2011  0.94%   0.85%   0.97%   0.84%   0.93%   0.96%   0.89%   0.92%   0.88%   0.88%   0.92%   0.87%   0.90%  10.84%  2012  0.94%   0.99%   0.93%   0.90%   0.95%   1.00%   0.87%   0.95%   0.94%   0.88%   0.98%   0.91%   0.94%  11.23%  2013  0.95%   0.90%   0.94%   0.94%   0.94%   0.97%   0.93%   0.93%   0.95%   0.99%   0.91%   1.37%   0.98%  11.70%  2014  0.95%   0.84%   0.85%   0.92%   0.95%   0.96%   0.92%   1.06%   0.97%   1.00%   0.94%   0.95%   0.94%  11.31%  2015  0.99%   1.00%   0.97%   0.95%   0.97%   0.93%   0.89%   0.86%   0.82%   0.84%   0.85%   1.03%   0.92%  11.10%  2016  0.86%   0.85%   0.86%   0.84%   0.93%   0.83%   0.86%   0.91%   0.88%   0.94%   0.83%   0.87%   0.87%  10.46%  2017  0.82%   0.81%   0.83%   0.80%   0.82%   0.84%   0.85%   0.87%   0.82%   0.84%   0.89%   0.86%   0.84%  10.03%  2018  0.94%   0.91%   0.88%   0.84%   0.85%   0.86%   0.85%   0.91%   0.84%   0.96%   0.97%   0.87%   0.89%  10.68%  YTD19  0.92%   0.83%   0.94%   0.86%   0.94%   0.83%               0.89%  5.32%    Jan  Feb  Mar  April  May   June  July  Aug  Sep  Oct  Nov  Dec  Avg.  Year  2010                                2011                                2012                                2013                                2014          1.54%   0.85%   0.99%   0.80%   0.79%   0.94%   0.90%   0.88%   0.96%  7.69%  2015  0.84%   0.87%   0.90%   0.88%   0.87%   0.99%   0.99%   0.94%   0.85%   0.92%   0.90%   0.90%   0.90%  10.85%  2016  0.92%   0.95%   1.01%   0.95%   0.98%   0.98%   0.96%   0.91%   0.92%   0.92%   0.92%   0.94%   0.95%  11.36%  2017  0.95%   0.91%   0.96%   0.99%   0.98%   0.91%   0.88%   0.85%   0.87%   0.84%   0.90%   0.94%   0.91%  10.97%  2018  0.84%   0.88%   0.88%   0.92%   1.02%   1.02%   1.03%   0.93%   0.95%   0.93%   0.95%   0.93%   0.94%  11.28%  YTD19  0.89%   0.83%   0.98%   0.94%   1.00%   0.95%               0.93%  5.60%

 2. ESTABLISHED COMPETITIVE ADVANTAGE…  No leverageDeep market intelligence cultivated over many yearsConsistent availability of capital has underscored borrower trust as a reliable funding sourceExtensive network of developer relationships with over 500 borrowers since inceptionSignificant repeat business – approximately 65% of loans in PBRELF I and BRELF II have been to repeat borrowers(20)Borrowers willing to pay premium loan pricing in return for certainty of executionRigid but predictable loan funding processBorrowers that meet loan deliverables have high confidence in accessing capitalAbility to fund draws expeditiously is a key competitive factor  Note: See Appendix VIII for footnotes

 2. …And Differentiated High-Yielding Growth Opportunity  Alternative unlevered credit-focused strategy generating a double digit dividend yield with limited correlation to broader equity capital marketsProvides significant growth opportunity to generate additional fee incomeSuccessful track record of raising capital privately for real estate lendingHigh quality unlevered double digit yielding portfolio supports book valueAttractive 16%+ annualized weighted average all-in unlevered loan rate (fixed rate) provides earnings stability(4)Targeting fixed-rate loans with short-term maturities provides multiple benefitsMitigates interest rate risk due to faster re-pricing ability for shifts in market interest ratesUnlike Commercial Real Estate (“CRE”) Mortgage REIT comparables’ LIBOR-based lending programs, fixed-rate loans avoid exposure to decreases in LIBOR resulting in Net Interest Margin compression for comparablesSuperior buffer on any collateral price declines versus long-dated loans  Note: See Appendix VIII for footnotes

       Net Domestic  Broadmark  Current Face Amount(22)    No.  State  Gain / (Loss)(21)  State  $ (in mm)  % of Total    Top 10 Largest Net Gain          1  Florida  1,160,387   ü  $0.5   0.0%   2  Texas  1,019,434   ü  100.5   9.3%   3  North Carolina  402,389   ü  13.6   1.3%   4  Arizona  362,015   –   –   –   5  Colorado  321,782   ü  233.3   21.7%   6  South Carolina  314,775   ü  0.4   0.0%   7  Washington  295,480   ü  351.3   32.6%   8  Tennessee  219,385   ü  –   –   9  Oregon  206,712   ü  73.2   6.8%   10  Georgia  205,405   ü  8.4   0.8%     Total Top 10  4,507,764      $781.2   72.5%   3. target states with favorable demographic trends…  Following the 2008 recession, Americans have increasingly migrated out of high cost states (e.g. NY, IL, CA) to lower cost statesSince April 2010, the top 10 states in population growth have experienced net domestic migration(21) of 4.5 million while the bottom 10 have lost 4.2 millionMajor factors contributing to these migration trends include better affordability, job growth, lower housing costs and taxes, among othersPopulation growth has led to rising demand for housing and resulted in increased construction activity  Source: US Census Bureau, Population Division. “Table 4. Cumulative Estimates of the Components of Resident Population Change for the United States, Regions, States, and Puerto Rico: April 1, 2010 to July 1, 2018 (NST-EST2018-04).” December 2018Note: See Appendix VIII for footnotes  Net Domestic Loss-350,000  Net Domestic Gain+350,000        -1,197,600  +1,160,387  0                                                                                                                                                                      Broadmark States

    Current Face Amount(22)     State    $ (in mm)    % of Total   Primarily Non-Judicial      Washington  $351.3   32.6%   Utah  261.3   24.3%   Colorado  233.3   21.7%   Texas  100.5   9.3%   Oregon  73.2   6.8%   Idaho  32.2   3.0%   North Carolina  13.6   1.3%   Georgia  8.4   0.8%   Other (MD, TN, VA)  –   –   Total Primarily Non-Judicial  $1,073.7   99.7%         Primarily Judicial      DC, SC, FL, PA  3.4   0.3%         Total  $1,077.2   100.0%   3. …and STATES WITH non-judicial FORECLOSURE LAWS  Primarily Non-Judicial Foreclosures  Primarily Judicial Foreclosures  Broadmark has strategically expanded its footprint primarily to states that have non-judicial foreclosures statutesEfficient access to collateral real estate is key to preserving value and timely access to eventual liquidity  Source: Nolo.com. “Chart: Judicial v. Non-judicial Foreclosures.” Note: Not shown in the map above are Alaska and Hawaii, which are primarily non-judicial and judicial, respectivelyNote: See Appendix VIII for footnotes                                                                                                                                                                    Broadmark States

 4. management team WITH MULTI-YEAR TRACK RECORD  Broadmark’s principals have over 100 years of combined real estate & financial services experience  Title at Closing  Years in Industry   Experience  Joseph SchockenChairman  40  Founder and President of Broadmark Capital, LLCCo-Founder of Broadmark Real Estate Lending Companies  Jeffrey PyattChief Executive Officer  30  Co-Founder of Broadmark Real Estate Lending CompaniesPrivate Lenders GroupMoss Adams LLP  Adam FountainExecutive Vice President – Private Capital Markets  20  Broadmark Capital, LLCBroadmark Real Estate Lending CompaniesL.E.K. Consulting  Joanne Van SickleController  36  Private Lenders GroupTouche Ross   Bryan GrafExecutive Vice President – Pacific Northwest  10  Ewing and Clark, Inc.  Tom GunnisonExecutive Vice President – Mountain West  10  Re/Solve FundingThe Hustead Law Firm  Jordan SiaoExecutive Vice President – Southeast  6  Colony Capital  Brian DubinExecutive Vice President – Mid-Atlantic  13  BlueWater FundingFirst Madison Mortgage Corporation

 Increase market share in current geographiesSelect expansion into new markets    Grow Loan Portfolio  Opportunistic  Tactics  Fund ~$200 million loan pipeline containing opportunities in existing active markets (5 states)(12)Expand into cash constrained new markets (currently 10 states and D.C.)(12)(13)    Excess Cash   2 Quarters Post Close  Target accretive public company equity issuances through potential follow-on offerings or at-the-market offerings    Additional Capital  Opportunistic  Expected Timing  5. SIGNIFICANT OPPORTUNITIES FOR FUTURE GROWTH  Strategy  Capital Sources  Capital Use  Pursue opportunistic private capital raises for real estate lendingAccretive management fee income to Broadmark Realty  Private REITs  Q1 2020

 Strong Growth Track Record  6. Strong Growth Track Record  PBRELF IEstablished in 2010Focus on Pacific Northwest (WA, OR, ID)$400 million members’ equity(12)$457 million current total face amount of loans(12)    BRELF IIEstablished in 2014Focus on Mountain West (CO, TX, UT)$443 million members’ equity(12)$595 million current total face amount of loans(12)    BRELF III Established in 2018Focus on Southeast (FL, GA, NC, SC, TN)$19 million members’ equity(12)$23 million current total face amount of loans(12)    BRELF IV Established in 2019Focus on Mid-Atlantic (DC, MD, PA, VA)$2.4 million members’ equity(12)$2.5 million current total face amount of loans(12)    Leading provider of construction, land and development loansLong history of raising private capital for real estate lending:Raised an average of ~$35 million per month in new capital during the last 12 months(23)Over $950 million raised since inception(12)~36% of cumulative distributions reinvested(12)Cumulative redemptions <10% of total capital raised(12)Broad network of real estate investors and relationships with over 50 RIAs(12)Going forward, in addition to maintaining an internally managed REIT, Broadmark intends to use its network to launch a private real estate company “Private REIT” that will generate management fees  Note: See Appendix VIII for footnotes

 7. Minimal losses INCURRED Since Inception  Note: $ in millions. Reflects total face amount originated as of June 30, 2019. All figures are unauditedNote: See Appendix VIII for footnotes  Focus on capital preservation and growth Rigorous underwriting has resulted in minimal loss history since inceptionOf the 1,005 loans made since 2010, a total of 33 loans (~3.0% or $58.6 million of total) have been placed into default(24)(25)20 loans(24) (comprising ~$26.5 million or 45% of total defaults) were resolved with no principal loss to Broadmark(25); the Company Group earned $7.4 million on those loansThree (3) real estate owned (“REO”) properties, currently carried at ~$5.6 million(24)Two (2) loans that are partially resolved with one secured by a 2nd deed-of-trust (“DoT”) with a current balance of $2.9 million(24)Five (5) loans in default with an aggregate principal balance outstanding of $11.7 million(24)Only three (3) loans have resulted in an actual principal loss totaling ~$0.4 million, or ~0.02% of all loans(24)  Current Portfolio Performance(24)  Loan Performance Since Inception(24)  Cumulative Total Face Amount  $1.7   $9.2   $35.4   $72.7   $172.2   $325.6   $525.3   $947.8   $1,648.2   $1,972.6   Cumulative Defaults/REO/Other (25)  –   –   $1.0   $1.0   $1.0   $1.3   $6.9   $28.7   $54.6   $58.6   % Default  –   –   2.9%   1.4%   0.6%   0.4%   1.3%   3.0%   3.3%   3.0%

 Summary loan overview  Property Types  Loan Purpose  Summary Loan Terms  For Sale ResidentialFor Rent ResidentialCommercial / OtherHorizontal DevelopmentRaw Land  Vertical ConstructionHorizontal DevelopmentInvestment  Note: This summary is intended as an overview of typical loan terms. Specific loan terms may vary as determined by management Note: See Appendix VII for definitions of property classifications and loan purposeNote: See Appendix VIII for footnotes    Typical Terms  Current Portfolio(26)  Loan Size:  $500k to $20.0 million  $4.1 million  Initial Loan Term:  3-18 months  10.1 months  Interest Rate:  10.0% - 13.0%  12.0%  Initial Origination Fee:  3.0% - 5.0% (4.0% - 6.0% per annum)  3.5% (4.7% per annum)  Total Annual All-in Loan Rate:  16.0% - 19.0%  16.8%  Maximum LTV:  65% of completed value  <65%(27)  Extension Term:  1-3 months  ü  Extension Fee:  0.35% - 1.5%  ü  Loan Ranking:  First Deed of Trust  ü  Personal Guarantee:  Required on all loans  ü

 Rigorous and responsive Underwriting process  Credit ApplicationOperating AgreementBusiness FinancialsBusiness Tax ReturnsGuarantor FinancialsGuarantor Tax ReturnsBackground Check  Site visit by a Broadmark team memberIndependent Appraisal ReportPreliminary Title ReportPurchase & Sale AgreementItemized Budget ReviewBuilding Permit, Plans, SpecsBorrower’s Marketing PlansTax Records & Property InfoTitle Insurance  Borrower Provided Information  Loan Request Received  Loan Approval Process  Regional Office Commences Underwriting  Preliminary Term Sheet(Within 48 Hours of Receipt of All Underwriting Information)  Review and Approval by Loan Review Committee  Loan Approval and Funding(Within 5 Days of Preliminary Term Sheet)          Collateral Confirmation  Strict underwriting process to manage downside risk exposureAll loans hold first position deeds of trust, have personal guarantees and are subject to a maximum of 65% LTVAll loans are discussed and approved unanimously by the Loan Review Committee  A sample list of materials required for underwriting:

   Collection    Receivable Accounting    Customer Service  Loan servicing overview  Loan Servicing Department comprises three functions:  Company and Borrower Agree on Construction Budget  Construction Loan Servicing Process  Interest & Construction Reserve is Held Back  Each Construction Milestone Achieved Leads to an In-Person Inspection  Executed County and City Inspections Required  Collected Lien Releases From All Vendors and Sub-Contractors          Construction Holdback Reviewed and Discretionary Funds are Disbursed    Total Loan Commitments(28)(29)  $ in millionsNote: See Appendix VIII for footnotes

 Loan overview by property Classification  Current Portfolio(29)(30)  Total Annual Originations - Past 5 Years(29)(31)  Retired Portfolio(29)(30)  $ in millionsNote: See Appendix VII for definitions of property classifications and loan purposeNote: See Appendix VIII for footnotes     #Loans  Face Amount  For Sale Residential  140   $422.0   For Rent Residential  26   208.3   Commercial/Other  25   144.9   Horizontal Development  45   213.8   Raw Land  28   88.2   Total  264   $1,077.2      #Loans  Face Amount  For Sale Residential  461   $391.5   For Rent Residential  82   244.6   Commercial/Other  69   104.0   Horizontal Development  73   78.5   Raw Land  51   59.4   Total  736   $878.1

    #Loans  Face Amount  Vertical Construction  172   $744.9   Horizontal Development  38   201.5   Investment  54   130.7   Total  264   $1,077.2   Loan overview BY loan purpose  Current Portfolio(29)(30)  Total Annual Originations - Past 5 Years(29)(31)  Retired Portfolio(29)(30)     #Loans  Face Amount  Vertical Construction  494   $624.0   Horizontal Development  34   45.5   Investment  208   208.5   Total  736   $878.1   $ in millionsNote: See Appendix VII for definitions of property classifications and loan purposeNote: See Appendix VIII for footnotes

    #Loans  Face Amount  WA  461   $551.5   CO  52   60.0   UT  144   143.0   TX  6   23.6   Other (5 state)   73   99.9   Total  736   $878.1   Loan overview BY state  Retired Portfolio(29)(30)  Current Portfolio(29)(30)  Total Annual Originations - Past 5 Years(29)(31)     #Loans  Face Amount  WA  91   $351.3   CO  61   233.3   UT  33   261.3   TX  14   100.5   Other (5 state)   65   130.8   Total  264   $1,077.2   $ in millionsNote: See Appendix VIII for footnotes

 Loan overview BY Total Term and SIZE  Current Portfolio – Face Amount by Total Term(29)(30)(32)  Retired Portfolio – Face Amount by Total Term(29)(30)(32)  Number of loans  Face Amount ($mm)  Current Portfolio – Face Amount by Loan Size(29)(30)(32)  Retired Portfolio – Face Amount by Loan Size(29)(30)(32)  Face Amount ($mm)  Number of loans  $ in millionsNote: See Appendix VIII for footnotes  Avg. Loan Size ($mm)  $4.1  Weighted Avg. Total Term (mo.)  16.7  Avg. Loan Size ($mm)  $1.2  Weighted Avg. Total Term (mo.)  15.1

   Proven track record of delivering consistent unlevered annualized distributions of 10-11% paid monthly(12)(17) via a diversified portfolio of loans  Significant avenues for future growth including continued expansion in existing and new geographies and increased access to capital while utilizing no debt through an internally managed structure  Strong growth track record: private capital raising record for real estate lending through a broad network of real estate investors and relationships with over 50 Registered Investment Advisors (“RIAs”)  Targets states with favorable demographic trends and primarily non-judicial foreclosure laws: currently has loans in ten states plus the District of Columbia(13) and is planning select expansion into additional states providing significant growth opportunity  Investment Highlights  7  Highly profitable lender with a strong management team with multi-year track record   Established competitive advantage through its reputation and proprietary network to source high-quality loans with sizable origination fees and double digit stated rates at low LTVs  1  2  3  4  5      6  Minimal losses incurred since inception  Note: See Appendix VIII for footnotes

 Financial Overview  Section 2

 Summary Financial Overview  Total Revenues  Non-GAAP Core Earnings(61)(62)  Broadmark Historical Combined  Broadmark Historical Combined  Note: 1H’19 historical period is not audited. Includes Core Earnings, a Non-GAAP financial measure. Does not represent pro forma financial information presented in accordance with Article II of Regulation S-X or other SEC rules relating to presentation of pro forma financial information. Projections and other forward looking statements are subject to significant risks and uncertainties. See “Disclaimer” and “Appendix II” for further informationNote: See Appendix VIII for footnotes  Pro Forma Broadmark Realty(33)  Pro Forma Broadmark Realty(33)  Average Members’ Equity & ROE(35)(36)  Broadmark Historical Combined Companies  Pro Forma Broadmark Realty(33)  (34)  (34)  (34)

 Invest retained cash flow into new loans to drive cash flow and book value accretionEach $10 million of reinvested cash flow expected to: Drive up to ~$1.7 million or ~$0.012 per share(37) cash flow accretion  INTERNAL Manager to DRIVE Dividend & Book Value growth  NEW LOANS  Each $100 million of new loans funded with available cash on the Balance Sheet creates opportunity to:Generate up to ~$0.12 per share(37) of additional unlevered free cash flowBroadmark Realty expected initially to have ~$229 million(38) to invest in new loans  MANAGED PRIVATE REIT  INTERNALLY MANAGEDPLATFORM  Note: All information presented is on an unaudited and cash basis. Forward looking statements are subject to significant risks and uncertainties. See “Disclaimer.” Does not represent pro forma financial information prepared in accordance with SEC rules and GAAP. See “Appendix II” for further detailNote: See Appendix VIII for footnotes  Accretive fees expected to be paid to Broadmark Realty to grow dividend and/or book valueEach $100 million of external capital expected to generate ~$6.0 million in recurring net management fee income and ~$5.0 million / $0.04 per share of additional incremental Core EPS for Broadmark Realty Nominal incremental capital costs associated with cash flow accretion  CASH FLOW REINVESTMENT  Internalization offers REIT significant economies of scale going forward Acquisition of Broadmark’s Management Companies generating in excess of $33.1 million(7) in net incomeSignificant manager value creation expected to be captured by public shareholders instead of external managerManagers of permanent public capital trade at high revenue and P/E multiples (see slide 39)~$100+ million of anticipated imbedded value that would otherwise accrue to external manager / sponsor

 Transaction Overview  Section 3

 Transaction structure  Transaction structure is expected to provide opportunity to raise future private REITs, outside of the mortgage REIT, through a new subsidiary of the mortgage REIT that would realize management fee revenueBroadmark Realty is expected to have a public market capitalization of ~$1.5 billion(5)(39), no debt and to target initial annual dividend of $1.15 - $1.20 per share(6)Broadmark Realty will be organized as a Maryland REIT  Note: Forward looking statements are subject to significant risks and uncertainties. See “Disclaimer”Note: See Appendix VIII for footnotes  Former Preferred Unitholders of the Companies I-IV(40)  Trinity Sub Inc. / Broadmark Realty Capital  Former Trinity Public Shareholders  Trinity Merger Corp.(TRS)  Trinity Merger Sub II (Companies I-IV)(3)  Trinity Sponsor  Future Private Real Estate Lending Cos  Management Fees  Management Agreements  Future Preferred Members  Investors in the Private Placement (Farallon)  Broadmark Officers, Directors and Employees

 transaction summary  Anticipated Post-Business Combination Capitalization               Projected Summary Financials                                    1H’19 Annualized                              Fully InvestedRun Rate(44)                  Initial    Market                CY 2020E  CY 2021E        Book Value(41)    Value    Revenue        $190.2  $189.7    $197.0    $216.7   Shares (millions)           139.7     Net Income        166.9  $166.4   $172.6   $186.5   Reference Price(1)           $10.45     Per Share        $1.19   $1.19    $1.23    $1.33   Equity Value       $1,298.9      $1,459.7                     Price / Book Value(41)           1.12 x    Core Earnings        $173.8  $173.3   $176.5   $192.7                 Per Share        $1.24   $1.24    $1.26    $1.37   plus: Debt       -      -         Payout Ratio            less: Cash       (229.4)     (229.4)    Illustrative Dividend per Share    95%    $1.18   $1.18    $1.20    $1.30   plus: Net Debt       ($229.4)     ($229.4)                                  At Reference Price ($10.45 per Share)(1)                Enterprise Value       $1,069.5     $1,230.4     Implied Dividend Yield        11.3%   11.3%    11.5%    12.5%                 Implied P/E Ratio (Based on Core EPS)        8.4x  8.4x  8.3x  7.6x                                Anticipated Sources & Uses              Anticipated Post-Business Combination Ownership(45)                                              Sources                          Shares  % of Total  SPAC Cash(42)          $360.8     Company Group’s Unitholders             86.8    62.1%   PIPE from Farallon           75.0     Trinity’s Public Shareholders             34.5    24.7%   Equity Consideration           971.3     PIPE from Farallon             7.2    5.1%   Total Sources          $1,407.1     Management Companies’ Unitholders(46)             6.4    4.6%                 Trinity Sponsor             4.8    3.5%   Uses              Total Shares             139.7    100.0%   Company Consideration – Equity(9)          $907.0                     Manager Consideration – Equity(43)           64.3     Shareholder Vote and Closing      Expected November 2019          Manager Consideration – Cash(43)           98.2                     Cash to Balance Sheet           229.4                     Cash Payment to Public and PIPE Warrant holders          66.7                    Estimated Transaction Expenses           41.6                     Total Uses          $1,407.1                                                   Note: $ in millions, except per share amounts. Per share values for CY 2020E and CY2021E include increases in share count due to LTIP. Assumes no Trinity’s Public Shareholders and no existing Broadmark Company Members redeem post October 1, 2019Note: All information presented is unaudited and includes non-GAAP financial measures. Does not represent pro forma financial information presented in accordance with Article II of Regulation S-X or other SEC rules relating to presentation of pro forma financial information. Projections and forward looking statements subject to significant risks and uncertainties. See “Disclaimer” and “Appendix II” for further informationNote: See Appendix VIII for footnotes

 Compelling Valuation Metrics vs. PEER Group  Dividend Yield(47)  Source: SNL FinancialNote: See ‘Transaction Summary’ on slide 33 and ‘Commercial Mortgage REIT Comparables’ on slide 38 for further detail. Projections and other forward looking statements are subject to significant risks and uncertainties. See “Disclaimer” and “Appendix II” for further information. Note: See Appendix VIII for footnotes  Price to Book Value(48)  Debt to Equity(48)  2020E P / E  (49)

 Appendix  Section 4

 Appendix I – Illustrative Fully Invested Run Rate  Note: $ in millions except shares, except per share itemsNote: Excludes any private capital raising assumed to begin January 1, 2020 and generating a 6.00% net management feeNote: See Appendix VIII for footnotes          Pro Forma Historicals (Unaudited)(51)            Fully Invested Annualized Run Rate Adjustments(52)        1H 2019                      PF 1H 2019  Pre Closing  Incremental  Transaction  Additional  AnnualizedFully Invested          PF CY 2018     PF 1H 2019     Annualized  Trinity P&L  AUM(53)(54)  Excess Cash(54)(55)  Expenses(56)  Run Rate                                        Revenue                                     Interest Income       $63.0      $48.3      $96.7   ($8.5)   $13.1    $22.7    -    $124.0   Fee Income        37.4      22.3       44.6    -    7.7    13.4    -    65.7   Total Revenues       $100.4      $70.6      $141.2   ($8.5)  $20.8   $36.1   $0.0   $189.7                                         Expense                              Compensation       ($4.6)     ($3.6)     ($7.3)           ($4.7)  ($12.0)  General & Administrative       (5.1)     (6.0)      (12.1)   3.8         0.9    (7.4)  Loan Loss Reserve      (1.8)    (0.1)     (0.1)           (1.7)   (1.9)  Public Company Expenses                             (2.1)   (2.1)  Provision for Income Taxes      (0.9)     (0.9)      (1.9)   1.9             0.0   Net Income       $88.0      $59.9      $119.8   ($2.8)  $20.8   $36.1   ($7.6)  $166.4                                         Shares Outstanding(57)        104.9       127.6       127.6                139.7                                         EPS       $0.84      $0.47      $0.94               $1.19                                         Average Investable AUM(58)       $532.3       $773.5       $773.5       $133.4    $229.4       $1,136.4

 Appendix II – Financial summary  Note: $ in millions. Note: All information presented is unaudited and includes non-GAAP financial measures. Does not represent pro forma financial information presented in accordance with Article II of Regulation S-X or other SEC rules relating to presentation of pro forma financial information. Projections and forward looking statements are subject to significant risks and uncertainties. See “Disclaimer” for further informationNote: See Appendix VIII for footnotes       Broadmark Historical Combined(59)      Pro Forma Broadmark Realty                    1H'19 Annualized            1H'19A    PF 1H'19  Fully Invested          CY 2018  Annualized    Annualized  Run Rate(65)  CY 2020E  CY 2021E  Interest Income     $58.4    $88.2      $96.7    $124.0    $120.0    $123.7   Fee Income     37.4    44.6      44.6    65.7    71.6    73.8   Management Fee - Private REITs(33)     -    -      -    -    5.4    19.1   Total Revenue     $95.8    $132.7      $141.2    $189.7    $197.0    $216.7                     Compensation    ($3.9)  ($6.7)    ($7.3)  ($12.0)  ($12.0)  ($14.6)  General & Administrative    (8.3)  (13.5)    (12.1)  (7.4)  (7.4)  (7.5)  Loan Loss Reserve    (1.8)  (0.1)    (0.1)  (1.9)  (1.9)  (2.0)  Public Company Expenses     -    -      -    (2.1)   (2.1)   (2.1)  Total Operating Expenses    ($14.0)  ($20.3)    ($19.5)  ($23.3)  ($23.3)  ($26.2)  Income Tax(60)     (0.1)   -      (1.9)   -    (1.1)   (4.0)  Net Income     $81.8    $112.4      $119.8    $166.4    $172.6    $186.5                     Adjustment for Broker/Dealer Commissions(61)     $4.6    $6.2      $6.2    $6.2       Adjustment for Non-cash Expenses(62)    2.3   2.2     2.2   2.2   3.9   6.1   Continuing Broker/Dealer Expenses(61)    (1.5)  (1.5)    (1.5)  (1.5)      Non-GAAP Core Earnings     $87.1    $119.3      $126.8    $173.3    $176.5    $192.7                     Management Fee - Private REITs(33)              $5.4   $19.1   Operating Expenses               -    -   Net Taxable TRS Income               $5.4    $19.1                     Combined Companies     $65.8    $97.0             Combined Managers(63)     36.6    45.3             Eliminations(64)     (6.6)   (9.6)            Total Revenue     $95.8    $132.7

                 Annualized      2019E Div.       Prem./                      Price    Market    Ent.    Dividend (MRQ)      Payout    BV /    (Disc.)       P/E Multiple      Debt /   Name  Ticker   9/27/2019    Cap    Value    $    Yield    Ratio    Share    to BV       2019E    2020E    Equity                               Internally Managed                            Ladder Capital Corp  LADR   $17.23    $1,854    $6,429    $1.36    7.9%    82.5%    $13.63   1.26x     10.4x   10.1x   2.8x   Arbor Realty Trust, Inc.  ABR   13.01    1,227    5,728    1.12    8.6%    88.2%    9.83   1.32x     10.2x   10.5x   3.6x   Sachem Capital Corp.  SACH   4.73    103    123    0.48    10.1%    111.6%    3.22   1.47x     11.0x   9.5x   0.3x   Manhattan Bridge Capital, Inc  LOAN   6.32    61    84    0.48    7.6%    106.7%    3.43   1.84x     14.0x   13.2x   0.7x                               Internal Average  4               8.6%    97.2%      1.47x      11.4x   10.8x   1.9x                               Externally Managed                            Starwood Property Trust, Inc.  STWD   $24.30    $6,840    $17,981    $1.92    7.9%    102.7%    $16.49   1.47x     13.0x   11.0x   2.3x   Blackstone Mortgage Trust, Inc.  BXMT   35.74    4,799    15,396    2.48    6.9%    92.1%    27.91   1.28x     13.3x   13.5x   2.8x   Colony Credit Real Estate, Inc.  CLNC   14.46    1,859    8,071    1.74    12.0%    NM    19.70   0.73x     12.9x   8.4x   2.2x   Apollo Commercial Real Estate Finance, Inc.  ARI   19.13    2,937    5,823    1.84    9.6%    99.3%    17.40   1.10x     10.3x   10.2x   1.1x   KKR Real Estate Finance Trust Inc.  KREF   19.50    1,120    5,957    1.72    8.8%    104.6%    19.54   1.00x     11.9x   11.1x   4.5x   TPG RE Finance Trust, Inc.  TRTX   19.84    1,470    5,704    1.72    8.7%    99.1%    20.08   0.99x     11.4x   11.3x   2.9x   Granite Point Mortgage Trust Inc.  GPMT   18.84    1,033    3,673    1.68    8.9%    112.0%    18.74   1.01x     12.6x   11.8x   2.7x   Ready Capital Corporation  RC   15.92    707    3,625    1.60    10.1%    104.6%    16.35   0.97x     10.4x   9.4x   3.8x   Exantas Capital Corp.  XAN   11.40    358    2,367    0.90    7.9%    83.3%    14.06   0.81x     10.6x   9.3x   3.5x   Ares Commercial Real Estate Corporation  ACRE   15.28    437    1,656    1.32    8.6%    95.7%    14.75   1.04x     11.1x   10.9x   2.9x   Jernigan Capital, Inc.  JCAP   19.78    436    697    1.40    7.1%    73.7%    19.03   1.04x     10.4x   14.7x   0.4x                               External Average  11               8.8%    96.7%      1.04x      11.6x   11.1x   2.6x                               Appendix III - Commercial Mortgage REIT Comparables  Source SNL FinancialNote: $ in millions, except per share items. Balance Sheet data and Income Statement data as of June 30, 2019 unless otherwise noted

 Appendix IV – Asset Manager Comparables  Source SNL FinancialNote: $ in millions, except per share items. Balance Sheet data and Income Statement data as of June 30, 2019 unless otherwise notedNote: See Appendix VIII for footnotes                     Dividend                         Price    Market    Ent.       Yield    Revenue Multiple         P/E Multiple     Name  Ticker   9/27/2019    Cap    Value    AUM MRQ    MRQ    2019E    2020E       2019E    2020E                           Traditional Asset Managers                        BlackRock, Inc.  BLK   $446.13    $70,657    $74,261    $6,842,482    3.0%   5.2x  4.8x    16.3x  14.6x  T. Rowe Price Group, Inc.  TROW   113.03    26,626    25,880    1,125,000    2.7%   4.6x  4.4x    14.6x  13.8x  Invesco Ltd.  IVZ   17.02    7,996    18,854    1,197,800    10.6%   4.3x  3.8x    7.0x  6.3x  Franklin Resources, Inc.  BEN   28.63    14,420    10,852    715,200    3.6%   1.9x  1.9x    NM  10.4x  Affiliated Managers Group, Inc.  AMG   82.94    4,200    7,146    772,200    1.5%   3.2x  3.3x    6.1x  5.7x  SEI Investments Company  SEIC   58.94    8,901    8,267    945,045    2.2%   5.0x  4.8x    NM  16.4x  Eaton Vance Corp.(66)  EV   45.20    4,908    6,881    482,780    3.1%   4.1x  3.8x    13.3x  12.8x  Legg Mason, Inc.  LM   38.36    3,328    5,989    780,200    4.2%   2.1x  2.0x    13.7x  10.6x  Hamilton Lane Incorporated  HLNE   57.50    2,910    2,995    64,304    1.9%   10.4x  8.9x    29.6x  28.8x  Federated Investors, Inc.  FII   32.46    3,156    3,430    502,247    3.3%   2.6x  2.4x    13.1x  11.9x  AllianceBernstein Holding L.P.  AB   29.38    2,839    2,840    539,800    6.7%   0.9x  0.9x    12.2x  10.2x  Virtus Investment Partners, Inc.  VRTS   111.91    777    2,376    105,007    2.0%   4.2x  NA    8.0x  7.3x  Artisan Partners Asset Management Inc.  APAM   28.27    2,200    2,386    113,843    7.8%   3.0x  2.8x    10.6x  9.7x  Cohen & Steers, Inc.  CNS   55.01    2,599    2,584    62,393    2.6%   6.4x  6.0x    22.6x  21.2x  Victory Capital Holdings, Inc.  VCTR   15.86    1,076    1,322    64,077    NM   2.1x  1.5x    6.2x  4.0x  WisdomTree Investments, Inc.  WETF   5.25    797    1,069    60,387    2.3%   4.0x  3.7x    25.0x  21.0x  Waddell & Reed Financial, Inc.  WDR   17.43    1,274    1,243    71,876    5.7%   1.2x  1.2x    10.6x  11.2x  Pzena Investment Management, Inc.  PZN   8.96    628    674    37,300    NM   4.3x  3.9x    12.3x  11.5x  GAMCO Investors, Inc.  GBL   19.46    526    504    36,924    NM   NA  NA    NA  NA  Diamond Hill Investment Group, Inc.  DHIL   135.35    434    359    21,612    NA   NA  NA    NA  NA  Westwood Holdings Group, Inc.  WHG   28.07    237    191    15,388    NM   NA  NM    NA  NA  Hennessy Advisors, Inc.  HNNA   10.56    79    76    5,013    4.2%   NA  NA    NA  NA                          Average:  22               4.0%   3.8x  3.5x     13.8x  12.6x                          Alternative Asset Managers                        KKR & Co. Inc.  KKR   $27.32    $23,019    $64,652    $205,659    1.8%   NM  NM    10.0x  14.0x  Blackstone Group Inc.  BX   50.22    59,590    77,321    545,482    2.9%   14.7x  11.2x    27.6x  16.2x  Carlyle Group L.P.  CG   25.69    8,767    17,004    222,658    3.0%   8.2x  6.0x    9.9x  10.2x  Apollo Global Management, Inc.  APO   40.06    8,909    12,010    311,862    4.6%   7.4x  6.8x    33.5x  13.4x  Oaktree Capital Group, LLC  OAK   51.52    8,224    15,756    120,368    8.2%   9.7x  9.4x    17.2x  14.5x  Ares Management Corporation  ARES   27.75    6,419    14,975    142,108    4.6%   12.3x  10.2x    37.1x  14.6x  Sculptor Capital Management Inc.  SCU   20.30    944    1,986    33,659    6.3%   3.1x  2.8x    31.3x  4.6x                          Average:  7               4.5%   9.2x  7.7x     23.8x  12.5x                          Total Average:  29               4.1%   5.2x  4.6x     16.8x  12.6x

 Pre-financial crisis, regional/community banks were the primary providers of construction/hard money loans to smaller, private buildersPost-financial crisis, bank failures and continuing consolidation significantly narrowed the universe of lenders making construction loansSince 1992, the number of commercial banks has declined 59%, while savings and loans institutions are down 71%Since 1992, the share of total bank assets held by community banks(67) has declined 44% and now represents less than 15%New regulations (Dodd Frank/Basel III) have led to more restrictive loan underwriting and a shift away from construction lending Remaining banks are emphasizing cash flow-based lendingConstruction lending is, by definition, asset heavy and cash flow light   Appendix V: EVOLUTION OF construction FINANCING LANDSCAPE  Decline in Commercial and Savings Banks  Source: FDIC. “Statistics at a Glance.” December 2018Note: See Appendix VIII for footnotes  Down 61% since 1992  Down 35% since 2008  Declining Community Bank Share of Total Assets(67)  Down 44% since 1992

 Private Residential Construction Spending ($mm)(70)  Appendix VI: Steady recovery in Housing CONSTRUCTION TRENDS  Private residential construction spending and housing starts have largely recovered from the post financial crisis lowsTotal housing starts remain below historical averagesAccording to Freddie Mac, 1.62 million new housing units are needed annually to meet current demand:more than 370k additional units more per year than current housing starts~2.5 million housing units cumulative shortage The reduction in new supply is evidenced by the median home age having risen to 39 years  Private Housing Starts(68)(69)  Annual Housing Need Composition(69)  Note: See Appendix VIII for footnotes

 Appendix VII: definitions of property classifications and loan purpose  Property Classification:For Sale Residential - All for sale residential product including single family homes, townhomes, condominiums and other attached product.For Rent Residential - All rental residential product including multifamily rental apartments and senior housing. Commercial/Other - Non-residential real estate including retail, office, industrial and hotels. Horizontal Development - Vertical construction ready sites with improvements including finished single-family lots, finished townhome lots and multifamily and commercial development sites.Raw Land - Undeveloped land prior to horizontal development.Loan Purpose:Vertical Construction - Loans which utilize at least 20% of face amount to fund vertical construction of residential, commercial and mixed-use properties.Horizontal Development - Loans which do not fund vertical construction and utilize at least 20% of face amount to fund horizontal improvements including: initial site preparation, ground clearing, installing utilities, and road, sidewalk and gutter paving. Investment - Loans which do not fund vertical or horizontal construction including financings of built real estate properties or raw land.

 Appendix VIII: Footnotes  $359 million of total assets held in trust as of June 30, 2019. Reference price based on estimated assets held in trust (per share) as of expected closing date in 4Q 2019. Trust account balance is estimated by inflating the trust account balance as of June 30, 2019 at the 30-day T-Bill rate, net of taxes. Reference price to be confirmed prior to closing as determined by the Merger AgreementOption to increase total investment size to $100 million within 12 months following transaction close. Farallon will also receive 7.2 million of newly issued warrants on the same terms as public warrants in connection with their investment and the Trinity Sponsor will forfeit an equal number of private placement warrantsAs of June 30, 2019, there are $1,031 million in outstanding loan commitments, net of repayments. Of the $1,031 million, $722 million has been drawn or funded to borrowersAnnualized weighted average loan rate as of June 30, 2019. Comprised of origination fees typically ranging from 3.0% to 5.0% (4.0% to 6.0% per annum) and interest rates (10.0% to 13.0% per annum)Pro Forma Equity Value. Assumes no Trinity’s public shareholders redeem and reflects Broadmark Company Members’ redemptions for the redemption period ended October 1, 2019. See ‘Transaction Summary’ on slide 33 for further detailAssumes post transaction shares outstanding of 139.7 millionEqual to $28.8 million combined Management Companies TTM June 30’19 Net Income adjusted for elimination of commissions expense paid to Broadmark Capital under four financial advisory / investments banking agreements with the Company Group terminating at closing, and the addition of general and administrative expenses related to expenses currently paid by Broadmark Capital which will be incurred by Broadmark Realty post-closing. Unaudited and presented on a non-GAAP cash basis and combined for all Broadmark entities contemplated to be acquired as part of business combination. See “Disclaimer”See “Appendix IV” for further detailsConsists of $864 million Combined Companies Members’ equity as of June 30, 2019 + $43 million net inflow of capital prior to transaction closingProposed warrant amendment provides that Public and PIPE warrants will become exercisable for 0.25 shares of common stock at a $2.875 exercise price.  Sponsor warrants are not receiving the $1.60 cash payment and will continue to be exercisable for 1 share of common stock at a $11.50 exercise price. Post business combination and approval of the proposed warrant amendment, total warrants outstanding will be exercisable for up to 15.6 million shares versus 46.9 million before the proposed amendmentSee ‘Transaction Summary’ on slide 33 for further detailAs of June 30, 2019As of June 30, 2019, Broadmark has originated loans in 14 states and the District of Columbia since its formationAverage loan size based on total face amountAs of June 30, 2019, the average LTV across the Company was lower than 65% of the most recent appraisal value availableUnaudited; see slide 19 for further detailSee slide 11 for further detailsChart excludes BRELF III, which began originating loans in February 2018 and had AUM of $18.9 million as of June 30, 2019, and BRELF IV, which began originating loans in May 2019 and had AUM of $2.4 million as of June 30, 2019. Figures presented are unaudited and presented on a non-GAAP cash basis and combined for all Broadmark entities contemplated to be acquired as part of business combination. See “Disclaimer” for further detail 12 month yield is calculated as trailing 12 month cash distributions divided by trailing 12 month average AUMApproximately 70% of BRELF III, which is still in ramp-up, has been repeat business Domestic migration reflects moves where both the origin and the destination are within the United States

 Appendix VIII: Footnotes (Cont’d)  Reflects the total face amount as of June 30, 2019As of June 30, 2019. Gross amount excluding any redemptionsAs of June 30, 2019. Presented on a combined basis for all Broadmark entities contemplated as part of business combinationReflects the total face amount for each loan as of the default date. Does not reflect subsequent loan resolutionsReflects the total face amount and other terms as of June 30, 2019 for the current combined loan portfolio. Calculated on a weighted average basis where applicableAs of June 30, 2019. Based on the most recent appraisal value availableReflects total loan commitment, net of repayments, as of June 30, 2019Unaudited and presented on a combined basis for all Broadmark entities contemplated to be acquired as part of business combination.Reflects the total face amount as of June 30, 2019. Includes loans in default (5) and excludes REO (3) and (2) partially resolved loans including (1) secured by 2nd DoTOriginations exclude loan amendments made in subsequent yearsTotal term includes extensions Assumes $20 million / month in private capital raising starting January 1, 2020 and 6.00% net management feeReflects Fully Invested 1H’19 Run Rate. See “Appendix I” for detailsHistorical Average Members’ Equity and Predecessor Companies ROE reflects Combined Companies only. ROE is calculated as net income divided by Average Members’ equityProjected Average Members’ equity is based on Book Value.  For PF 1H’19, Book Value equal to $773.5 million of Average Members’ Equity + $152.5 million Management Companies’ acquisition price + $10 million in fees and expenses related to the termination of certain referral agreements. For PF 1H’19 Run Rate, assumes estimated pre closing $907 million Combined Companies Members’ Equity + $152.5 million Management Companies’ acquisition price + $10 million in fees and expenses related to the termination of certain referral agreements + $229.4 million expected cash on Balance Sheet.  See “Transaction Summary” for detailsAssumes post transaction shares outstanding of 139.7 million. Based upon weighted average all-in annual loan rate of $16.8% Assumes no Trinity’s public shareholders and no existing Broadmark Company Members redeem post October 1, 2019Excludes warrants exercisable for up to 15.6 million shares to be outstanding post transaction closePBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, and BRELF IV, LLCConsists of estimated pre transaction closing $907 million Combined Companies Members’ equity + $152.5 million Management Companies’ acquisition price + $10 million if fees and expenses related to the termination of certain referral agreements + $229.4 million expected cash to the Balance Sheet at closingRepresents $358.7 million cash and marketable securities in Trust Account as of June 30, 2019 plus estimated $2.1 million of net interest income (based on 30-day T-Bills rate) received until estimated closing date. The closing is expected to occur in the fourth quarter of 2019Includes total payment of $10 million ($7 million in cash; $3 million in equity) in fees and expenses related to the termination of certain referral agreementsSee “Appendix I” for details

 Appendix VIII: Footnotes (Cont’d)  Assumes no Trinity’s public shareholders and no existing Broadmark Members redeem post 9/30/19. Anticipated Post-Business Combination Ownership does not include 34.5 million public warrants, 7.2 million warrants held by PIPE investor or 5.2 million private placement Sponsor warrants. Upon approval of the proposed warrant amendment by the warrantholders, each public and PIPE warrant will become exercisable for 0.25 shares of common stock at a $2.875 exercise price and each private placement warrant will be exercisable for one share of common stock at an $11.50 exercise price, and are expected to be outstanding following completion of the business combinationIncludes $61.3 million equity consideration to Management Companies, $3 million equity consideration for fees and expenses related to the termination of certain referral agreements and $2.5 million to employees as a one-time incentive grantBroadmark dividend yield based on illustrative 2020 dividends per share divided by Reference Price ($10.45 per share). Internally Managed and Externally Managed based on MRQ dividend and the latest trading price (see slide 38)Internally Managed and Externally Managed based on MRQ (see slide 38)Based on Market Value (at Reference Price of $10.45) divided by Initial Book Value.  See “Transaction Summary” on slide 33 for additional detailReflects implied P/E ratio at Reference Price ($10.45 per share)Pro Forma financials include combined Company Group and Trinity financials with adjustments for additional compensation expense for Broadmark Capital employees to be hired by Broadmark Realty, elimination of commissions expense paid to Broadmark Capital under four financial advisory/investment banking agreements with the Company Group, all of which will be terminating at closing, and additional G&A Expense related to expenses currently paid by Broadmark Capital which will continue to be incurred by Broadmark Realty post transaction including the Company Group's office space, professional fees and other operating expensesReflects unaudited and non-GAAP adjustments Reflects the difference between Combined Companies Investable AUM equal to $907 million (equal to $864 million Combined Companies Members’ Equity as of June 30, 2019 + $43 million net inflow of capital prior to transaction closing) and 1H 2019 Average Investable AUM of $773.5 million Assumes 90% of incremental Investable AUM invested. Assumes 11% ROA for Interest Income and 6.5% for Fee IncomeReflects estimated net cash proceeds to balance sheet equal to $229.4 million related to the transaction. See “Transaction Summary” for further detailReflects estimated incremental expenses related to total compensation and public company costsSee slide 33 for pro forma share count breakdownReflects average Combined Company Members' equity as reflected on pro forma balance sheets for historical periodsHistorical Financials only include Company Group’s financial data combined for Broadmark entities contemplated to be acquired as part of business combination and do not reflect pro forma adjustments unless noted otherwiseProjected 21% tax on Net Taxable TRS IncomeReflects elimination of commissions expense paid to Broadmark Capital under four financial advisory / investments banking agreements with the Company Group terminating at closing, and the addition of general and administrative expenses related to expenses currently paid by Broadmark Capital which will be incurred by Broadmark Realty post-closingAdjustment for non-cash expenses including loan loss reserves for the Companies and share based compensationIncludes 80% of loan origination fees and 20% of Companies net income after the payment of a preferred return to Companies investorsReflects the elimination of the 20% distribution of Companies Net Income (after the payment of a preferred return to Companies investors) to the Management CompaniesSee slide 36 for detailed Run Rate Adjustments

 Appendix VIII: Footnotes (Cont’d)  Balance Sheet data and Income Statement data as of July 31, 2019Community banks defined as commercial banks with less than $10bn in total assetsU.S. Census Bureau and U.S. Department of Housing and Urban Development, Housing Starts: Total: New Privately Owned Housing Units Started, retrieved from FRED, Federal Reserve Bank of St. LouisFreddie Mac. “The Major Challenge of Inadequate U.S. Housing Supply.” December 5, 2018U.S. Census Bureau, Total Private Construction Spending: Residential, retrieved from FRED, Federal Reserve Bank of St. LouisReflects additional housing units needed to maintain an efficient marketplace, according to Freddie Mac